811-6463
Branch 18

40-133

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 7, 2007

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2007
WASH, D.C.
186

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

defendants

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

defend

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Order from Circuit Court, Third Judicial Circuit, Madison County, Illinois, Cause No. 03-L-1253** in *Edmund Woodbury, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

07055847

S:\srr\Litigation\Woodbury v AIM\Corr\L-120707.doc
120607 jc

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, AND SHARON SMITH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, Plaintiffs, v. T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL INC., AIM INTERNATIONAL FUNDS, INC., AND AIM ADVISORS, INC. Defendants.	)	Cause No. 03-L-1253

FILED
NOV 30 2007
CLERK OF CIRCUIT COURT #8
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ORDER

This cause coming before this Court on Plaintiff's Motion for Leave to File Exhibits and this Court being fully advised, does hereby grant said Motion.

DATE: 11/30/07

ENTER:

JUDGE

END